Mail Stop 4561

March 30, 2010

David P. Sommers
Chief Financial Officer
Netscout Systems, Inc.
310 Littleton Road
Westford, MA 01886

     Re: **Netscout Systems, Inc.**
            Form 10-K for the Fiscal Year Ended March 31, 2009
            File No. 000-26251

Dear Mr. Sommers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief